

September 24, 2020

John Vandemore
Chief Financial Officer
Skechers U.S.A., Inc.
228 Manhattan Beach Blvd.
Manhattan Beach, CA 90266

Re: Skechers U.S.A., Inc.
Form 10-Q for the Period Ended June 30, 2020
Filed August 7, 2020
File No. 001-14429

Dear Mr. Vandemore:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Period Ended June 30, 2020

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 31

1. Your discussion of changes in international wholesale segment sales attributes the decrease in sales to pandemic related store closures, which does not appear to provide enough context for the changes in revenue during the periods presented. Similar to your discussion of revenue changes in domestic wholesale sales, please revise to disclose sales volume, changes in average selling price, and/or other underlying drivers for the change in international wholesale segment sales.

Notes to Condensed Consolidated Financial Statements
(1) General
Revenue Recognition, page 11

2.   We note your disclosures of sales related to e-commerce channels in your MD&A discussion and on your quarterly earnings calls. We also note that sales from your e-commerce channels increased by 428.2% and were a key driver to the quarter ended June 30, 2020. Please tell us your consideration for disclosure of disaggregated revenues for your Direct-to-consumer segment by sales channel (i.e., e-commerce channel and in-store sales) pursuant to ASC 606-10-55-89 through 91. In your response, tell us the amount of e-commerce sales recognized during the periods presented and also for fiscal 2019.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Melissa Gilmore at (202) 551-3777 or Melissa Raminpour at (202) 551-3379 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Manufacturing